





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melio Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Northfield Plaza Suite 3100
(No. and Street)

Northfield	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Melio 847.441.2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark T. Melio _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Melio Securities Company, LLC _____ , as

of March 31 _____ , 20 23 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



MARY ANN DOHERTY
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 23, 2025

_____
Notary Public

_____
Signature

CEO OF MELIO SECURITIES CO. LLC
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELIO SECURITIES COMPANY, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2023

MELIO SECURITIES COMPANY, LLC

CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To Mark Melio, Managing Member
Melio Securities Company, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Melio Securities Company, LLC (the Company) as of March 31, 2023, the related statements of financial condition, statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2022.

Dallas, Texas
May 23, 2023

MELIO SECURITIES COMPANY, LLC
Statement of Financial Condition
March 31, 2023

ASSETS

Cash	$ 26,392
Total Assets	$ 26,392

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable – related party	$ 1,671
Total Liabilities	1,671
Member's Equity	24,721
Total liabilities & Member's Equity	$ 26,392

The accompanying notes are an integral part of these financial statements.

MELIO SECURITIES COMPANY, LLC
Statement of Operations
For the Year Ended March 31, 2023

Revenues	$ --
Expenses	
General and administrative	2,484
Rent	4,200
Total Expenses	6,684
Net loss	$ (6,684)

The accompanying notes are an integral part of these financial statements.

MELIO SECURITIES COMPANY, LLC
Statement of Changes in Member's Equity
For the Year Ended March 31, 2023

		Total
Balances at March 31, 2022	$	81,301
Distributions		(49,896)
Net loss		(6,684)
Balances at March 31, 2023	$	24,721

The accompanying notes are an integral part of these financial statements.

MELIO SECURITIES COMPANY, LLC
Statement of Cash Flows
For the Year Ended March 31, 2023

Cash flows from operating activities	
Net loss	$ (6,684)
Adjustments to reconcile net loss to net cash	
provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts payable – related party	(33,420)
Net cash used in operating activities	(40,104)
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Distributions	(49,896)
Net cash provided by financing activities	(49,896)
Net decrease in cash	(90,000)
Cash at beginning of year	116,392
Cash at end of year	$ 26,392

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:

Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Melio Securities Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to *serve* as a placement agent on taxable and tax-exempt private placements and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory and transaction-related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivables are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivables are charged off when management deems the accounts receivable balance to be uncollectible.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company's income is taxable to the member. Accordingly, no provision has been made for income taxes.

MELIO SECURITIES COMPANY, LLC
Notes to Financial Statements
March 31, 2023

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of March 31, 2023, the Company had net capital of approximately $24,721 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Parties

The Company has an expense sharing agreement with an affiliate through common ownership. The agreement calls for payments by the Company of $557 per month for administrative, office and occupancy costs. Allocated expenses under this agreement for the year were $6,684 and $1,671 due to the affiliate as of March 31, 2023.

Note 4 - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2023

Schedule I

MELIO SECURITIES COMPANY, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2023

COMPUTATION OF NET CAPITAL

Total Member's equity qualified for net capital	$	24,721
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		24,721
Deductions and/or charges		--
Net capital before haircuts on securities positions		24,721
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital	$	24,721

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable – related parties	$	1,671
Total aggregate indebtedness	$	1,671

Schedule I (continued)

MELIO SECURITIES COMPANY, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 111
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 19,721
Excess net capital at 1000%	$ 18,721
Ratio: Aggregate indebtedness to net capital	0.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

<u>MELIO SECURITIES COMPANY, LLC</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>March 31, 2023</u>

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended March 31, 2023

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To Mark Melio, Managing Member
Melio Securities Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Melio Securities Company, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a municipal securities broker (2) the private placement of securities and (3) will provide advisory service for mergers and acquisitions throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a municipal securities broker (2) the private placement of securities and (3) will provide advisory service for mergers and acquisitions and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
May 23, 2023

Melio Securities Company, LLC Exemption Report

Melio Securities Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a municipal securities broker (2) the private placement of securities (3) will provide advisory services for mergers and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Mark Melio, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Mark Melio
Managing Member
Date of Report: May 5, 2023